Inland Retail Real Estate Trust, Inc.
Sticker Supplement

This Sticker Supplement No. 13 dated July 27, 2000 to our Prospectus dated February 11, 1999 summarizes Supplement No. 13 which updates information in the "Real Property Investments," "Plan of Distribution," "Investment Objectives and Policies," "Compensation Table"and "Glossary" sections of our Prospectus. Supplement No. 13 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 12 dated May 2, 2000, and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

On July 18, 2000, we purchased Gateway Market Center, an existing shopping center containing 231,447 gross leasable square feet. The center is located at the southeast corner of 9th Street North and 77th Avenue in St. Petersburg, Florida. We purchased this property for $21,130,000 with the proceeds of a new mortgage in the amount of $15,637,000. Our acquisition cost is approximately $91.29 per square foot of leasable space. As of July 18, 2000, this property was 100% leased. Five tenants, Beall's, Publix, Home Place of America, Office Depot and TJ Maxx each lease more than 10% of the total gross leasable area of the property.

Investment Objectives and Policies

The distribution level was increased to $.77 per share pre annum, effective August 1, 2000, beginning with the distribution to be paid on September 7, 2000.

Plan of Distribution

As of July 18, 2000, we had sold 8,394,972 shares resulting in gross proceeds of $83,446,544. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of July 18, 2000, we have incurred $7,469,379 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $75,977,164 of net proceeds from the sale of those 8,394,972 shares. An additional 143,932 shares have been sold pursuant to our Distribution Reinvestment Program as of July 18, 2000, for which we have received additional net proceeds of $1,367,357. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. As of December 31, 1999, we have incurred and paid property management fees of $225,665, of which $203,235 were retained by the mentioned affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $1,002,960 are included in the purchase prices we have paid for all our properties purchased through July 18, 2000. As of July 18, 2000, we had invested approximately $66,400,000 in properties that we purchased for an aggregate purchase price of approximately $190,000,000, and after expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of July 18, 2000, we had net offering proceeds of approximately $3,400,000 available for investment in additional properties.

SUPPLEMENT NO. 13
DATED JULY 26, 2000
TO THE PROSPECTUS DATED FEBRUARY 11, 1999
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 13 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments," "Plan of Distribution," "Investment Objectives and Policies," "Compensation Table" and Glossary" sections of our Prospectus and includes the form of Subscription Agreement to elect the deferred commission option as Appendix A. This Supplement No. 13 expands upon, supplements, modifies or supersedes certain information contained in the Prospectus and its Supplement No. 12 dated May 2, 2000 and must be read in conjunction with our Prospectus and that Supplement. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

Gateway Market Center, St. Petersburg, Florida

On July 18, 2000, we purchased an existing shopping center known as Gateway Market Center located on approximately 21 acres and containing 231,447 gross leasable square feet. The center is located at the southeast corner of 9th Street North and 77th Avenue in St. Petersburg, Florida.

We purchased Gateway Market Center from an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $21,130,000. Our total acquisition cost includes $2,800,000 allocated to the purchase of the Home Place of America building. We executed an interest free note to the seller in the amount of $2,800,000 to be paid once Home Place of America begins paying rent, which is expected to occur in August 2000. If the tenant has not begun rent payments by December 2000, we have the right not to close on this portion of the property. The total acquisition cost may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $91.29 per square foot of leasable space, which consists of the following:

*	Purchase Price	$20,850,000
*	Acquisition costs to third parties, estimated	154,166
*	Financing costs to third parties, estimated	125,780

	Total	$21,129,946

We purchased this property with the proceeds of a new mortgage, in favor of Allstate Insurance, which secures two promissory notes in the aggregate principal amount of $15,637,000. One promissory note is in the principal amount of $10,425,000, requires monthly payments of interest only at a fixed rate of 7.94% and is due August 2005. Payment of all or part of this note before maturity is not permitted in the first year and requires a prepayment premium of 2% in the second year, 1.5% in the third year, 1% in the fourth year and 0.5% in the fifth year. The other note is in the principal amount of $5,212,000, requires monthly payments of interest only at a floating rate per annum of 190 basis points over a 30-day LIBOR rate (which equates to a current interest rate of 8.53%), and is due August 2001. We paid loan fees of approximately $125,800 in connection with these loans. At the time of the purchase, the lender funded $9,025,000 and $4,512,000 respectively of these two notes. The balances of $1,400,000 and $700,000, respectively, will be funded at the time of the purchase of the Home Place of America building.

In evaluating this property as a potential acquisition, we considered a variety of factors including location, demographics, tenant mix, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that the shopping center is located within a vibrant economic area. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

The center was razed in late 1998, and with the exception of one space (Beall's), which was completely rehabbed, all of the buildings are new. Gateway Market Center was completed in 1999/2000. It is comprised of a single-story, multi-tenant, retail building, two smaller multi-tenant buildings and one larger two tenant building. As of July 18, 2000, this property was 100% leased. The Target retail building and three single-tenant retail buildings are not part of our acquisition.

Five tenants, Beall's (a discount department clothing store), Publix (a grocery store), Home Place of America (a housewares store), Office Depot (an office supply store) and TJ Maxx (a discount clothing store), each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Beall's	60,000	26	4.04	04/99	01/21
Option 1			9.75	02/21	01/26
Option 2			9.75	02/26	01/31

Publix	37,888	16	8.50	08/99	10/19
Option 1			8.50	11/19	10/24
Option 2			8.50	11/24	10/29
Option 3			8.50	11/29	10/34
Option 4			8.50	11/34	10/39
Option 5			8.50	11/39	10/44

Home Place of America	35,000	15	9.50	04/00	12/05
			10.00	01/05	12/10
Option 1			10.50	01/10	12/15
Option 2			11.00	01/15	12/20
Option 3			11.50	01/20	12/25
Option 4			12.00	01/25	12/30

Office Depot	30,121	13	10.25	12/99	11/09
			11.00	12/09	11/14
Option 1			11.75	12/14	11/19
Option 2			12.50	12/19	11/24
Option 3			13.25	12/24	11/29

TJ Maxx	30,000	13	8.00	10/98	10/03
			8.50	11/03	10/08
Option 1			8.50	11/08	10/13
Option 2			8.50	11/13	10/18
Option 3			8.50	11/18	10/23

For federal income tax purposes, the depreciable basis in this property will be approximately $15,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively. Real estate taxes for 1999 (the most recent tax year for which information is generally available) were $168,116. As Gateway Market Center was under development in 1999, the property is subject to reassessment for real estate taxes for subsequent years.

As of July 18, 2000, a total 231,447 square feet was leased to 15 tenants at this property. The following tables set forth certain information with respect to those leases.
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee (1)	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Sun Trust	3,000	09/01	-	54,000	18.00
H & R Block	1,266	04/04	-	26,586	21.00
Mattress Firm	3,200	11/04	1/5 yr.	59,648	18.64
Radio Shack	3,000	01/05	2/5 yr.	48,750	16.25
Castle Dental	2,000	01/05	2/5 yr.	39,000	19.50
Super Styles Hair	1,266	02/05	-	20,269	16.01
China One (2)	1,266	09/05	-	21,522	17.00
TJ Maxx	30,000	10/08	3/5 yr.	240,000	8.00
Hollywood Video	5,000	11/09	3/5 yr.	84,550	16.91
Party City	11,940	01/10	2/5 yr.	155,220	13.00
Shoe Carnival	6,500	01/10	4/5 yr.	78,000	12.00
Home Place of America (2)	35,000	12/10	4/5 yr.	332,500	9.50
Office Depot	30,121	11/14	3/5 yr.	308,740	10.25
Publix	37,888	10/19	5/5 yr.	322,048	8.50
Beall's	60,000	01/21	2/5 yr.	242,174	4.04

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount. Mattress Firm, Super Styles Hair, TJ Maxx, Party City, Shoe Carnival and Publix are required to pay, as additional rent, a percentage of gross sales if gross sales exceed a prescribed amount.

This space is leased but the tenant has not begun paying rent.

Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent (1) ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (2) (%)

2000	-	-	-	2,033,010	-	-	-
2001	1	3,000	54,000	2,033,010	18.00	1.30	2.66
2002	-	-	-	1,982,242	-	-	-
2003	-	-	-	1,983,505	-	-	-
2004	2	4,466	89,466	1,998,505	20.03	1.93	4.48
2005	4	7,532	132,073	1,933,806	17.53	3.25	6.83
2006	-	-	-	1,827,683	-	-	-
2007	-	-	-	1,827,683	-	-	-
2008	1	30,000	255,000	1,827,683	8.50	12.96	13.95
2009	1	5,000	93,000	1,572,683	18.60	2.16	5.91

This column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease.

In view of the assumption made with regard to Total Annual Base Rent as explained in footnote (1), the percentages shown may not be reflective of the expected actual percentages.

The foregoing assumptions should not be deemed indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received an appraisal which states that it was prepared in conformity with the Standards of Professional Appraisal Practice of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "As Is" market value for Gateway Market Center as of June 26, 2000, of $21,200,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Plan of Distribution

Update

As of July 18, 2000, we had sold 8,394,972 shares resulting in gross proceeds of $83,446,544. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this Offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of July 18, 2000, we have incurred $7,469,379 of commissions and fees payable to Inland Securities Corporation, which will result in our receipt of $75,977,164 of net proceeds from the sale of those 8,394,972 shares. An additional 143,932 shares have been sold pursuant to our Distribution Reinvestment Program as of July 18, 2000, for which we have received additional net proceeds of $1,367,357. We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. As of December 31, 1999, we have incurred and paid property management fees of $225,665, of which $203,235 were retained by the mentioned affiliate of our Advisor. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. As of the end of our last fiscal year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling $1,002,960 are included in the purchase prices we have paid for all our properties purchased through July 18, 2000. As of July 18, 2000, we had invested approximately $66,400,000 in properties that we purchased for an aggregate purchase price of approximately $190,000,000, and after expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of July 18, 2000, we had net offering proceeds of approximately $3,400,000 available for investment in additional properties.

Volume Discounts

The last paragraph on page 182 and the schedule on page 183 are deleted and the following is inserted in lieu thereof:

Subject to certain conditions and exceptions explained below, investors making an initial cash investment of at least $1,000,000 through the same Soliciting Dealer may receive, in the form of a volume discount, a reduction of the customary 7% selling commission payable in connection with the purchase of those shares. The volume discount will be in such amount as may be agreed upon between the subscriber and the participating Soliciting Dealer, subject to the approval of the Dealer Manager, but may not exceed 6%. The amount of the selling commissions per share will be reduced by the same proportionate amount as the volume discount may be increased, so that the sum of the selling commissions per share and the volume discount will always equal 7%. For example, if a volume discount of 2% or 3% is agreed upon, then the amount of selling commissions per share would be reduced to 5% or 4%, respectively.

The first paragraph on page 183 is deleted and the following is inserted in lieu thereof:

Any reduction in the amount of the selling commissions in respect of volume discounts received may be credited to the investor in the following three ways: (1) as an actual reduction in the amount of selling commissions, (2) in the form of additional whole shares or fractional shares, or (3) any combination of (1) and (2), as may be agreed upon between the subscriber and the participating Soliciting Dealer, subject to the approval of the Dealer Manager.

For example, if an investor makes a $2 million payment at the time of the initial investment, such investor would be issued a total of 200,000 shares for the initial $2 million cash investment ($2,000,000 divided by $10 per share). If agreed upon by the investor and the participating Soliciting Dealer (and approved by the Dealer Manager), the investor may receive all or a portion of the volume discounts credited to the investor in the form of additional whole shares or fractional shares. If, in the above example, a 2% volume discount is agreed upon, an additional 4,000 shares would be issued for the volume discount ($2,000,000 times the 2% volume discount or $40,000, divided by $10 per share). In all, the investor would receive a total of 204,000 shares. As to sales of shares which receive a volume discount, we will pay the agreed upon selling commissions per share. If, as in the above example, a 2% volume discount (and, thus, a 5% selling commission per share) is agreed upon by the parties, the total selling commissions payable in connection with a $2 million initial investment would be $100,000 ($2,000,000 times the 5% selling commission) or $0.50 per share. Selling commissions are not paid on the shares issued for the volume discount (4,000 shares in the above example). Alternatively, if in the above example, the investor and the participating Soliciting Dealer agree (subject to the approval of the Dealer Manager) that the 2% volume discount will be taken solely in the form of an actual reduction in the amount of selling commissions (rather than in the form of additional shares), the customary selling commissions payable in connection with what would otherwise be a $2 million initial investment, or $140,000 ($2,000,000 times the 7% selling commission), would be reduced by $40,000 ($2,000,000 times the 2% volume discount), resulting in total selling commissions of $100,000. After taking into account the $40,000 reduction in the amount of selling commissions, the investor would be required to make an actual initial cash investment of only $1,960,000 and would receive 200,000 shares.

The agreement between the subscriber and the Soliciting Dealer as to the method of effecting the volume discount and the amount of the volume discount must be set forth in writing in an instrument satisfactory in form and substance to us and to the Dealer Manager.

The following new subsection is inserted preceding the subsection "Other Discounts" on page 184 of our Prospectus:

Deferred Commission Option

Determination of the Number of Shares to Be Issued and the Amount of the Deferred Selling Commissions. Subscribers for shares may agree with their participating Soliciting Dealer and the Dealer Manager to have selling commissions due with respect to the purchase of their shares paid over a period of up to six years pursuant to a deferred commission option arrangement. Stockholders electing the deferred commission option will be required to pay a total of $9.40 per share purchased upon subscription, rather than $10 per share, with respect to which $0.10 per share will be payable as selling commissions due upon subscription (based on the number of shares that would have been issued if the deferred commission option had not been elected). For example, for a $100,000 initial investment, 10,638.298 shares will be issued ($100,000 divided by $9.40), and maximum selling commissions of $1,000 would be payable upon subscription ($0.10 times the 10,000 shares which would have been issued for $100,000 if the deferred commission option had not been elected). For each of the up to six years following the subscription, on a date or dates to be determined from time to time by the Dealer Manager (initially contemplated to be monthly as of when distributions are paid), $0.10 per share (based on the number of shares that would have been issued if the deferred commission option had not been elected) will be deducted on an annual basis from cash distributions otherwise payable to the stockholders holding such shares and will be used to pay deferred commission obligations. In the example of an initial cash investment of $100,000, $1,000 would be deducted on an annual basis and used in the above described manner for each of the six years following the subscription. The selling commissions paid upon subscription and in each of the following up to six years will be paid by us to the Dealer Manager, which selling commissions may be reallowed to the Soliciting Dealer by the Dealer Manager. Our net proceeds from this offering will not be affected by the election of the deferred commission option. Under this arrangement, and based on a $10 per share deemed value for each share issued, a stockholder electing the deferred commission option will pay a 1% selling commission upon subscription, rather than a 7% selling commission, and an amount equal to up to a 1% selling commission per year thereafter for up to the next six years will be deducted from cash distributions otherwise payable to the stockholder holding such shares and used to satisfy deferred commission obligations.

As in any volume discount situation, selling commissions are not paid on any shares issued for a volume discount. Therefore, when the deferred commission option is used, no deductions will be made for deferred commission obligations from cash distributions payable on the shares issued for a volume discount, because there will not be any deferred commission obligation as to those particular shares. The number of shares issued, if any, for a volume discount, will be determined as provided above under "Pl

Taxes. Stockholders electing the deferred commission option who are subject to federal income taxation will incur tax liability for cash distributions payable to them with respect to their shares even though such cash distributions will be withheld from the stockholders and will instead be paid to third parties to satisfy deferred commission obligations.

Subscription Agreement. A new form of Subscription Agreement has been adopted for use where the subscriber elects the deferred commission option, which includes a box to check for election of the deferred commission option and a means for the broker-dealer to acknowledge that it agrees to the deferred commission option. The form of the new Subscription Agreement is included as an Appendix to this supplement or to a supplement which accompanies this supplement. Investors who wish to elect the defer omplete and sign the Subscription Agreement/Signature Page to acknowledge its agreement to the deferred commission option. The form of Subscription Agreement included as Appendix C to our Prospectus dated February 11, 1999 will continue to be used for subscribers not electing the deferred commission option.

Authorization to Withhold Cash Distributions. Election of the deferred commission option shall authorize us to withhold cash distributions otherwise payable to such stockholder for the purpose of paying selling commissions due under the deferred commission option; provided, however, that in no event may we withhold in excess of $0.60 per share in the aggregate (lower when the volume discount provisions are also applicable and less than 6% of the selling commissions are deferred) under the deferred c Commission Obligation. In the event that the shares become listed for trading on a national securities exchange or included for quotation on a national market system, or such listing or inclusion is reasonably anticipated to occur at any time prior to the satisfaction of the remaining deferred commission obligations, we shall accelerate the remaining selling commissions due under the deferred commission option. In such event, we shall provide notice of such acceleration to stockholders who have elected the deferred commission option. The amount of the remaining selling commissions due shall be deducted and paid by us out of cash distributions otherwise payable to such stockholders during the time period prior to any such listing of the shares for trading on a national securities exchange or inclusion for quotation on a national market system; provided that, in no event may we withhold in excess of $0.60 per share in the aggregate during the six-year period following the subscription. The maximum amount that may be withheld and the maximum number of years for which selling commissions may be deferred will be lower when the volume discount provisions are also applicable and less than 6% of the selling commissions are deferred. To the extent that the cash distributions during such time period are insufficient to satisfy the remaining deferred selling commissions due, the obligation of us and our stockholders to make any further payments of deferred selling commissions under the deferred commission option shall terminate and the Dealer Manager (and participating Soliciting Dealers if the deferred selling commissions are reallowed to them by the Dealer Manager) will not be entitled to receive any further portion of the unpaid deferred selling commissions following any such listing for trading or inclusion for quotation of our shares.

In addition, if a subscriber elects the deferred commission option and subsequently elects to participate in our Share Repurchase Program or requests that we transfer his or her shares for any other reason prior to the time that the remaining deferred selling commissions have been deducted from cash distributions otherwise payable to that stockholder during the mentioned period of up to six years, then we shall accelerate the remaining selling commissions due under the deferred commission option. In such event, we shall provide notice of such acceleration to the stockholder, and (i) in the case of an election to sell the shares under our Share Repurchase Program, the stockholder will be required to pay to us the unpaid portion of the remaining deferred commission obligation prior to or concurrently with our purchase of the stockholder's shares pursuant to our Share Repurchase Program or we may deduct such unpaid portion of the remaining deferred commission obligation from the amount otherwise due to the stockholder for our purchase of the stockholder's shares under our Share Repurchase Program; or (ii) in the case of a stockholder request that we transfer the shares for any other reason, the stockholder will not be entitled to effect any such transfer until the stockholder first either (a) pays to us the unpaid portion of the remaining deferred commission obligation or (b) provides a written instrument in form and substance satisfactory to us, and appropriately signed by the transferee, to the effect that the proposed transferee agrees to have the unpaid portion of the remaining deferred commission obligation deducted from cash distributions otherwise payable to the transferee during the remaining portion of the specified up to six year period.

Legend. All certificates representing any shares that elect the deferred commission option (including any shares issued for the volume discount in connection with the election of the deferred commission option) will bear a legend referring to the fact that such shares are subject to the terms of the deferred commission option including the withholding of cash distributions otherwise payable to the stockholders for the purpose of paying the deferred selling commission obligation.

Marketing Contribution and Due Diligence Expense Allowance. The marketing contribution of 2% and the due diligence expense allowance of 0.5% will be payable by us on the gross offering proceeds for all of the shares issued based on an assumed price of $10 per share. We will pay those amounts due from the proceeds we receive at the time of the initial investment.

Investment Objectives and Policies

Distributions

The distribution level was increased to $0.77 per share per annum, effective August 1, 2000, beginning with the distribution to be paid on September 7, 2000.

Other Policies

The following new paragraph is inserted preceding the last paragraph under this subcaption on page 106 of our Prospectus:

On July 10, 2000, our Board determined that it would be in the best interests of stockholders to invest approximately $3.5 million in publicly traded cumulative preferred stocks of other REITs with a market value of up to $5 million. As permitted by the Board's authorization, we intend to leverage such investments by purchasing the cumulative preferred stocks on margin of no greater than 30%.

Compensation Table

Nonsubordinated Payments

The sentence which starts on page 46 and is carried over to page 47 is revised by the deletion of the final part of the sentence, commencing with "and, reduced selling commissions will be payable. . .", and the insertion of the following language in its place:

and, reduced selling commissions will be payable with respect to sales of shares which receive volume discounts, all of which transactions are collectively referred to as the "Special Sales." (1)

Glossary

"Special Sales"

The definition of "Special Sales" on page 204 is revised by the deletion of "(C) the sales of Shares which are entitled to volume discount, with respect to which reduced selling commissions will be paid," and the insertion of the following language in its place:

(C) the sales of Shares which receive a volume discount, with respect to which reduced selling commissions will be paid.

Appendix A

INLAND RETAIL REAL ESTATE TRUST, INC.
INDEPENDENT DIRECTOR STOCK OPTION PLAN

OPTION AGREEMENT

AGREEMENT NO. ________

    THIS OPTION AGREEMENT (the "Agreement" or the "Option") made and entered into as of the _____day of ________, ____ (the "Grant Date"), by and between INLAND RETAIL REAL ESTATE TRUST, INC., a Maryland corporation (the "Company"), and _________________________________ (the "Optionee") under and pursuant to the Inland Retail Real Estate Trust, Inc. Independent Director Stock Option Plan (the "Plan").

Except where the context otherwise requires, all capitalized terms which are not defined in this Agreement shall have the meaning set forth in the Plan.

The parties agree as follows:

  Grant of Option. In consideration of the services rendered and to be rendered to the Company by the Optionee as an Independent Director of the Company and upon the determination made by the Board of Directors of the Company (the "Board") that the Optionee is eligible to receive an Option under the Plan, the Company hereby grants to the Optionee an Option (the "Option") to purchase a total of up to Five Hundred (500) shares of the Common Stock, par value $0.01 per share, of the Company (each share of such Common Stock, a "Share" and collectively, the "Shares"). The purchase price of a Share (the "Option Price") purchased upon exercise of the Option granted by this Agreement shall be $9.05 per Share, upon and subject to the terms and conditions set forth in this Agreement. Shares which may be purchased upon the exercise of the Option are hereafter referred to as "Option Shares."

2. Acknowledgment by Optionee. The Optionee hereby acknowledges:

(i) that he or she has had an opportunity to review a copy of the Plan, a copy of all available reports on Forms 8-K, 10-Q and 10-K, if any, and the registration statement on Form S-11, filed by the Company with the Securities and Exchange Commission, and the Company's prospectus dated February 11, 1999 used in connection with its initial public offering of Shares (which prospectus contains a summary of the Plan under the caption "Management - Independent Director Stock Option Plan"), as well all supplements to that prospectus; and

(ii) that any questions pertaining to the Plan, to the Option and to the Option Shares have been answered by the Company to his or her satisfaction; and

(iii) that he or she understands that the Plan is incorporated in this Agreement by reference and is made a part of this Agreement as if fully set forth in this Agreement; and

(iv) that the Plan shall control in the event that there is any conflict between the Plan and this Agreement, and also with respect to any matter not addressed in this Agreement.

3. Time of Exercise.

  Subject to the provisions of this Section 3 and the restrictions imposed in the Plan, the Option may be exercised in accordance with the provisions of Section 4 below, in whole or in part, as follows: 500 Option Shares on or after the second anniversary of the date of grant. Notwithstanding the foregoing, except as otherwise provided in paragraph (b) below of this Section 3, an Option may not be exercised after the earliest to occur of the following dates: (i) the date that is ten (10) years from the date of grant, (ii) the date upon which the Optionee is removed for cause as an Independent Director, or (iii) three (3) months following the date the Optionee ceases to be an Independent Director for any reason other than death or disability.
  Subject to the provisions of this Section 3 and the restrictions imposed in the Plan, in the event that the Optionee dies or becomes disabled while an Independent Director of the Company, any Option as to which the Optionee's rights have become vested but which has not yet been exercised may be exercised and the Option Shares may be purchased for a period of one (1) year after death or the disabling event, provided that the death or disabling event occurs while the Optionee is an Independent Director and prior to his or her removal for cause, resignation or ceasing to be an Independent Director for any other reason and provided that the Option is otherwise exercisable on the date of death or of the disabling event; provided however, that if the Option is exercised within the first six (6) months after it becomes exercisable, any Shares issued pursuant to such exercise may not be sold until the six-month anniversary of the date of the grant of the Option.

4. Manner of Exercise. All Options exercised during the Optionee's lifetime shall be exercised only by the Optionee or the Optionee's legal representative. A legal representative shall be required to provide written evidence reasonably satisfactory to the Company of his or her authority to act on behalf of the Optionee. Each Optionee may name, from time to time, any beneficiary or beneficiaries (who may be named contingently or successively) who may exercise the Optionee's Options following the Optionee's death (the "Optionee's beneficiaries"). Each designation will revoke all prior designations by the Optionee, must be in writing to be valid and will be effective only when filed with the Secretary of the Company during the Optionee's lifetime. The Optionee may also revoke a designation without designating a new beneficiary. To be valid such a revocation must be in writing and will be effective only when filed with the Secretary of the Company during the Optionee's lifetime. The Option may be exercised only by the delivery of a written notice of exercise in person or sent by registered or certified mail, return receipt requested, postage prepaid, to the Company at its principal executive offices at 2901 Butterfield Road, Oak Brook, Illinois 60521, Attn: Secretary. In the event that the Company moves its principal executive offices it shall notify the Optionee in writing of the new address and Options will thereafter be exercisable only by the delivery of written notice of exercise in person or sent by registered or certified mail, return receipt requested, postage prepaid, to the Company at its new principal executive offices. Each such notice of exercise shall state the number of Option Shares with respect to which the Option is being exercised and either shall be signed by the Optionee or, in the event that the Option is being exercised by the legal representative of the Optionee or by the Optionee's beneficiaries, shall be signed by such legal representative or beneficiaries, and shall be accompanied by a copy of the Optionee's death certificate (if the Optionee is deceased) and/or such other proof, satisfactory to counsel for the Company, of the right of such person to exercise the Option. Notices sent by registered or certified mail shall be effective only when received by the Company. Each such notice shall be accompanied by (a) the original executed copy of this Agreement, (b) the full aggregate purchase price of the Option Shares being purchased, and (c) such other documents or instruments as the Company may require to comply with the then current federal and state income tax and securities laws. In the event that this Option is exercised for less than all of the Option Shares covered by this Agreement, and subject to the terms and conditions of the Plan, the Company shall deliver an executed copy of a new Option Agreement to the Optionee within sixty (60) days of such exercise for the number of Option Shares covered by this Agreement which are not then exercised. The exercise price for the Option Shares may be paid (i) in cash, by check, bank draft or money order; or (ii) unless, in the opinion of counsel to the Company doing so may result in a possible violation of law, by the delivery of Shares then owned by the Optionee valued at Fair Market Value on the date of exercise. No Option Shares shall be issued in connection with an exercise of the Option until payment for such Shares has been made.

5. Delivery of Certificates. The Company shall not be required to issue or deliver any certificate for the Option Shares upon the exercise of the Option prior to compliance by the Company with any requirements of the then current federal and state securities laws and of any stock exchange or other market system on which the Shares may at that time be listed or traded. The Optionee (or the legal representative of the Optionee or the Optionee's beneficiaries) shall have no interest in the Option Shares unless and until certificates for such Option Shares are issued to him or her.

6. Effect of Certain Changes. In the event that the number of outstanding Shares shall be changed by reason of split-ups or combinations of shares or recapitalizations or by reason of stock dividends, the number of Option Shares which are granted, the number of Option Shares which can be purchased on a particular date and the Option Price per Option Share shall be appropriately adjusted, as determined by the Company, to give proper effect to such changes.

7. Options are Non-Transferable. The Option may not be assigned, transferred, pledged or hypothecated in any way whether by operation of law or otherwise (except by will, or if the Independent Director dies intestate, by the laws of descent and distribution). The Option may be exercised only by the Optionee (or in the event of the Optionee's incompetency by the Optionee's legal representative) during the Optionee's lifetime and, after the Optionee's death, may be exercised only by the Optionee's legal representative or by the Optionee's beneficiaries.

8. No Guarantee of Directorship. Nothing in this Agreement shall be deemed or construed to confer upon any Independent Director any right to serve as an Independent Director for any period of time or to continue serving at his or her present or any other rate of compensation.

9. Limitation on Liability.

In the event that the Optionee shall have designated a beneficiary or beneficiaries in accordance with Section 4 and has not revoked such designation in accordance with Section 4, the Company shall be absolved of all further liability to the Optionee, the Optionee's estate, the Optionee's spouse and the Optionee's heirs, successors and assigns to the extent that it issues Shares as directed by the beneficiary or beneficiaries so designated upon the exercise of an Option following the death of the Optionee that satisfies the requirements of Section 4 of this Agreement.

10. Tax Withholding.

Subject to Section 3.4 of the Plan, the Company shall have the power to withhold, or require an Optionee to remit to the Company, an amount sufficient to satisfy any withholding or other tax due from the Company with respect to any amount payable and/or the Option Shares issuable under the Plan, and the Company may defer such payment or issuance unless indemnified to its satisfaction.

11. Miscellaneous.

  The Option may not be exercised with respect to a fraction of any Option Share.
  This Agreement contains all of the undertakings and understandings between the Company and the Optionee regarding the subject matter of the Option. No oral or unwritten undertaking or understandings exist with regard to this Option and if claimed or believed by any person to exist shall be disregarded and shall not be relied upon for any purpose. No modification or amendment of any of the terms of the Option shall be valid if not made in writing and no such writing shall be binding on the Company if not signed by its Chairman, President or one of its Vice Presidents and attested by its Secretary or an Assistant Secretary.
  Anything to the contrary notwithstanding, the provisions of the Plan shall be incorporated in this Agreement and made a part hereof by this reference and shall govern and control to the extent of any inconsistency between the Plan and this Agreement and also with respect to any matter that is not addressed in this Agreement.
  This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, except to the extent preempted by federal law.
  This Agreement shall be binding upon the successors and assigns of the Optionee and the Company.
  If any provision of this Agreement, or the application of such provision to any person or circumstance, shall be held invalid, the remainder of this Agreement, or the application of such provisions to persons or circumstances other than those to which it is held invalid, shall not be affected thereby.

IN WITNESS WHEREOF, the Company has caused this Agreement to be executed by its duly authorized corporate officers, and the Optionee has duly executed this Agreement, all as of the date and year first above written.

INLAND RETAIL REAL ESTATE TRUST, INC.

By:     __________________________________

Robert D. Parks, Chairman

ATTEST:

_________________________________

Samuel A. Orticelli, Secretary

Optionee:

Signature: __________________________________

Name: __________________________________